Filed by Holicity Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

 Subject Company: Astra Space, Inc.

Commission File No. 001-39426

Date: June 7, 2021

On June 7, 2021, Astra Space, Inc. (“Astra”) issued a press release announcing that on June 5, 2021, it had entered into an agreement and plan of merger with Apollo Fusion, Inc., a designer and builder of thruster propulsion systems for satellite programs (“Apollo”), Artemis First Merger Sub, Inc. (“Merger Sub 1”), Apollo Fusion, LLC (“Merger Sub 2”) and the holders’ representative named therein (the “Merger Agreement”), pursuant to which Apollo will become an indirect wholly-owned subsidiary of Astra. Astra and Holicity Inc. (the “Company”) are in the process of completing their previously announced business combination (the “Business Combination”). The press release is set forth below:

Astra Acquires Apollo Fusion to Reach New Orbits

Expands Astra’s Reach to Geosynchronous and Lunar Orbits

ALAMEDA, Calif. — June 7. Astra, the fastest privately funded company in history to reach space, announced today its planned acquisition of Apollo Fusion in a transaction valued up to $145 million. Apollo Fusion manufactures a leading electric propulsion engine. This acquisition allows Astra to provide launch and space services beyond low Earth orbit (LEO), to medium Earth orbit, geosynchronous, and lunar orbits.

“In addition to increasing Astra’s total addressable market for launch services, the acquisition of Apollo Fusion accelerates Astra’s ability to efficiently deliver and operate spacecraft beyond low Earth orbit,” said Astra Founder, Chairman, and CEO Chris Kemp.

“Scale is what makes innovation matter,” said Reid Hoffman, partner at Greylock and lead investor in Apollo Fusion. “I’m excited that Apollo Fusion will be a key enabler of Astra’s hyperscale space platform.”

Under the agreement, Astra is acquiring Apollo Fusion for a purchase price of $50 million: $30 million in stock and $20 million in cash. Additionally, there is potential for earn-outs of up to $95 million: $10 million in employee incentive stock, $10 million in cash for reaching technical milestones, and $75 million ($60 million in stock, $15 million in cash) for reaching revenue milestones. PJT Partners is acting as financial advisor to Astra in connection with this series of transactions.

“Propulsion systems open new destinations,” said Apollo Fusion Founder and CEO Mike Cassidy. “Our team is excited to combine the flexibility of in-space propulsion with the world’s most responsive launch provider.”

In addition to Cassidy, the acquisition brings a team with experience from companies such as Google, Tesla, and SpaceX, with individuals who have developed, designed and manufactured hardware flying on over 2,000 satellites in orbit today.

This transaction will close after Astra’s business combination with Holicity (NASDAQ: HOL) is completed, and is expected to be accretive to revenue starting this year.

Conference Call

Astra will host a conference call today, June 7 at 12 PM ET (9 AM PT) to discuss today’s announcements. Interested parties may access the call webcast on the Investor Relations section of the company’s website at https://astra.com/investors/.

About Astra

Astra’s mission is to improve life on Earth from space by creating a healthier and more connected planet. Astra is the fastest privately-funded company in history to reach space. With over 50 launches under contract, Astra will begin delivering customer payloads into low Earth orbit in Summer 2021, moving to monthly, biweekly, weekly, and daily launches by 2025. Visit www.astra.com for more information.

About Apollo Fusion

Apollo Fusion, Inc. designs and builds state-of-the-art Hall thruster propulsion systems for a variety of government and commercial satellite programs. The Apollo team members have deep aerospace experience and over the course of their careers have designed and built systems that are flying on over 2000 satellites that are in orbit today. Apollo has built up the capacity to deliver dozens of propulsion systems every month to meet current high market demand. Apollo’s founder and CEO Mike Cassidy was previously a Vice President at Google where he led Project Loon, a high-altitude telecommunications system.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. Statements in this press release that are not strictly historical are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve a high degree of risk and uncertainty, are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the uncertainty regarding viability and market acceptance of the Company’s products and services, the ability to complete development plans in a timely manner, changes in relationships with third parties, product mix sold by the Company and other factors described in the Company’s more recent periodic filings with the Securities and Exchange Commission, including its 2021 report on Form S-4.

Astra Media Contact:

Kati Dahm

kati@astra.com

Investor Relations Contact:

Dane Lewis

investors@astra.com

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company publicly filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) on May 3, 2021 (Registration No. 333- 255703), which includes a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The registration statement became effective on June 4, 2021. The Company’s stockholders and other interested persons are advised to read the proxy statement/prospectus included in the Registration Statement and the amendments thereto, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. The definitive proxy statement/prospectus is being mailed to stockholders of the Company as of a record date established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders are able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s web site at sec.gov, or by directing a request to: Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Craig McCaw, Chief Executive Officer, (425) 278-7100.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on July 17, 2020, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Secretary, (425) 278-7100. Additional information regarding the interests of such participants is contained in the Registration Statement.

Astra and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This Rule 425 under the Securities Act of 1933 , as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, Apollo’s and Astra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, Apollo’s and Astra’s expectations with respect to future performance and anticipated financial impacts of the Business Combination and the Mergers, the satisfaction of the closing conditions to the Business Combination and the Mergers and the timing of the completion of the Business Combination and the Mergers. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, Astra’s and Apollo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and Astra following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination or the Mergers, including due to failure to obtain approval of the stockholders of the Company, Apollo or Astra, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Business Combination Agreement and the Mergers; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or the Mergers or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of New Astra’s Class A common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Astra or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the surviving entity’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Astra’s business and/or the ability of the parties to complete the Business Combination or the Mergers; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company, Astra and Apollo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, Astra and Apollo do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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